Exhibit 99.1

March 10, 2017

Dear Shareholders:

I’d like to start by thanking each of you for your continued interest in our company. The year certainly provided many interesting twists and turns, but overall Electro-Sensors maintained a steady course pursuing our strategy to become the leading machine sensing and hazard monitoring provider for the industrial and agricultural markets we serve. For over 48 years we have worked diligently to provide world-class products and extraordinary service to our faithful customers. These enduring relationships continue to be the foundation from which we will grow and expand our business.

While we had a solid year and achieved revenues of just over $7 million, our results were not as strong as we would have liked. During the year, several of the markets we serve experienced significant pressure as economic forces adversely affected our customers’ ability to invest in new plant initiatives and equipment upgrades. In particular, record agricultural harvests and yields created an oversupply situation, leading to depressed commodity prices and negatively impacting producers’ profitability. As a result, many plant and facility upgrades originally scheduled for 2016 were deferred or delayed.

During the year, we significantly enhanced our technology platform and product lines to better position ourselves for future growth. We focused our research and development efforts primarily on developing new capabilities for our HazardPRO TM wireless hazard monitoring system. One key outcome from these efforts is our new wireless transmitting node - completed and certified in the fourth quarter – that is suitable for use in the most highly rated hazardous dust environments. This newly launched product will expand the range of applications for which HazardPRO may be deployed. We continue to believe HazardPRO is the industry’s most advanced and capable wireless hazard monitoring system and we are diligently pursuing applications in both our existing markets and in new industrial markets.

In summary, we are excited about the many opportunities before us. We believe we are ideally positioned to capture many of these opportunities. Additionally, we are grateful to have amazing employees, suppliers, and shareholders to help us achieve our vision of becoming the world’s leading machine sensing and hazard monitoring provider.

Thanks again for your continuing support of Electro-Sensors. We look forward to seeing you at our annual shareholder meeting at 2:00pm on April 26, 2017, at the Sheraton Minneapolis West Hotel in Minnetonka.

 Sincerely,

David Klenk

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